EXHIBIT 10.4

September 7, 2011
CONFIDENTIAL

Kate Pastor-Dippold
1 Sky Terrace
Boonton NJ 07005

Dear Kate:

I am pleased to offer you a promotion to be an executive of Twinlab Corporation (hereinafter the “Company”), on the terms set forth in this letter (“Agreement”).

You may choose to accept this promotion by countersigning this Agreement in the space provided below and returning the same to Richard Neuwirth in the Company’s New York offices (address below) within 10 business days following the date above.  Upon your acceptance as provided above, this Agreement shall be effective as of the date first stated above. Please note that if you accept this offer of promotion, you will accept the terms of this Agreement in lieu of any previous employment agreements, commission override agreements, severance pay agreements or commitments made to you by the Company, and you will waive any and all claims under such agreements

1. Terms of Employment. The terms of our employment relationship shall continue to be at will and subject to termination by you or the Company at any time. However, if the Company terminates your employment at any time other than for “Cause” (defined in Section 7(a) below) or if you terminate your employment with the Company at any time for “Good Reason” (defined in Section 7(b) below), during the term of this Agreement you will receive Severance Pay as provided for in Section 7.

2. Position, Duties, and Office Location. Your position should you accept this promotion will be Executive Vice-President, Retail Sales. You will report to the Company’s President & CEO. You will be responsible to manage the Company’s branded product domestic retail sales operations within the organizational structure of such operations as may be set forth by the President & CEO from time to time. The Company may, with your consent, transfer you to other executive level positions, if consistent with your skills and experience, within the Company or an affiliated company, and this Agreement may be assigned by the Company to any of its affiliated companies.  You will continue to work out of your home office as part of the Company’s outside sales force, but you will also be provided with an office in the Company’s New York office.  The Company may transfer you to another office location but only if such other office is located within 50 miles of your initial office location in the Company’s New York office.  A transfer to an office located more than 50 miles from your initial office location will be deemed a material change in the geographic location at which you must perform the services pursuant to this Agreement.

Your duties will be executive level duties commensurate with your position. You will be loyal to the Company during the employment and devote your full time business efforts and attention to your employment, provided that you may engage in civic and professional activities that do not interfere with your employment, and you may accept positions on boards of directors of other entities with the advance approval of the Company’s President & CEO.

3. Salary. Your initial base salary will be Three Hundred Thousand Dollars ($300,000) per year, which shall be paid in accordance with the Company’s normal payroll practices, currently bi‐weekly pay periods, and from which the Company shall withhold taxes in accordance with applicable regulations.  Your salary will be subject to annual review by the Company.  However, if your salary is materially reduced, except as provided for in Section 7(b)(i), you will have the right to resign for Good Reason pursuant to and in accordance with the terms of Section 7(b) below.

4. Bonus. It is the Company’s intent of to create an annual performance bonus schedule that will provide you and other key executives with an annual bonus opportunity based upon the Company’s profitability.  It is currently the intent of the Company to present such a bonus program to the Company’s Board of Directors for approval, with the intent that upon such approval the plan would become effective for the calendar year commencing January 1, 2012.  For each subsequent year, the Company retains the right to annually review and modify the set(s) of metrics that determine how and the extent to which bonus opportunities are achieved for such subsequent year.

To the degree you are entitled to a performance bonus pursuant to the applicable bonus schedule for a given year, your performance bonus will be paid to you, less any required taxes and withholding in accordance with applicable regulations, by March 15 of the following year (or in the event that the Company changes its fiscal year to be other than a calendar year, then within 45 days of the close of the applicable fiscal year).

5. Fringe Benefits. You will be entitled to participate during your employment in the standard salaried employee benefit programs of the Company (or any affiliates to which the Company assigns this Agreement), and such other programs which may be applicable to your position consisting at least of employee and dependent health care coverage (specifics of coverage and employee contributions as provided in the plan), term life insurance (in an amount not to exceed any applicable statutory maximum), annual paid personal time off (“PTO,” which includes vacation and/or sick days) of five (5) weeks, short and long term disability programs, and the opportunity to participate in a 401(k) or other qualified retirement plan. The specific terms of all benefit programs are as set out in applicable policy statements, program documents, and insurance policies, and are subject to change at any time in the Company’s sole discretion, as long as programs having the above minimum provisions are provided. Newly eligible employees are entitled to participate in the Company’s group benefit and 401(k) plans on the first day of the month following 30 days of employment.

6. Business Expenses. You will be reimbursed for business expenses that you incur during your employment, including business related travel expenses, in accordance with the Company’s business expense policy and subject to documentation requirements as provided in that policy.

7. Severance Pay. You will be entitled to Severance Pay as described in this Section if the Company terminates your employment other than for “Cause”, or if you terminate your employment for “Good Reason”, both as defined below. Except for such Severance Pay as may be available to you pursuant to and in accordance with the terms of this Section, you will not be entitled to other compensation or benefits from the Company after termination of employment except any vested benefits accrued before the termination of employment under the terms of any Company qualified retirement plan or written benefit plan applicable to you (“Vested Rights”) and, to the degree provided for under applicable Company policy, unpaid salary and accrued (in accordance with Company policy) but unused Personal Time Off through the date of termination. Notwithstanding the foregoing, you and your qualified beneficiaries shall continue to be entitled to elect continuation coverage under the federal law known as COBRA, in accordance with the terms of that law.

(a) “Cause” for termination without Severance Pay means termination due to your death or for any of the following reasons:

(i)	you are convicted of, or plead “guilty” or “no contest” to, any crime (whether or not involving the Company) constituting a felony or involving moral turpitude in the jurisdiction involved;
(ii)	you are guilty of gross neglect or misconduct in the performance of your duties;
(iii)	your willful failure or refusal to perform your duties;
(iv)	your material violation of this Agreement or the Company’s policies;
(v)	you engage in conduct which is materially injurious or materially damaging to the Company or the reputation of the Company; or
(vi)	you are unable to substantially perform your job duties for a continuous period of 90 days or for 120 days in any 12 month period due to physical or mental disability.

In order for the Company to terminate your employment for “Cause”, the Company must notify you in writing of the specific act or omission constituting “Cause”.  If the “Cause” arises under Section 7(a)(ii), 7(a)(iii), 7(a)(iv), or 7(a)(v), the Company must give you thirty (30) days to correct the act or omission constituting “Cause”. If you do not correct it, the Company may terminate your employment for “Cause” by written notice delivered to you within the following thirty days.  The foregoing notwithstanding, in the event that you are terminated for “Cause” (pursuant to any provision of Section 7(a)) as the result of your theft of Company property, your embezzlement or fraud relating to the Company, an act of physical violence by you causing bodily harm to another person on Company property or off Company property but in the performance of your duties as a Company employee, or your coming to work under the influence of alcohol or a controlled substance (except prescription drugs used as prescribed), you shall not be entitled to a cure period or right to correct and the Company may effect termination for “Cause” immediately upon written notice to you.  In addition, the Company reserves the right to suspend your employment with pay or to alter your duties during any cure period, if in the Company’s sole discretion, the Company reasonably believes it is in the best interests of the Company’s business to do so during said cure period, provided no such suspension or alteration will materially interfere with your right to cure if applicable.

If the Company becomes aware after termination of your employment other than for Cause that you directly engaged in embezzlement or fraud relating to the Company before the termination, the Company may re‐characterize your termination as having been for Cause. If such a post‐termination finding of Cause occurs and severance payments are discontinued, then any General Release signed by you shall be considered null and void. If the Company recharacterizes the termination as being for Cause as provided above, you may, within ten (10) days of receiving notice of such termination, request in writing a meeting with the Company’s President & CEO to appeal the finding of Cause as the basis of your termination; such hearing to be held within a reasonable time following receipt by the Company of your written request.

(b) “Good Reason” for you to terminate your employment with Severance Pay means any of the following, except when done with your consent:

(i)	A material diminution in your base compensation other than a proportional reduction pursuant to a Company‐wide reduction of all executive salaries due to economic conditions.

(ii)	A material diminution in your authority, duties, or responsibilities.

(iii)	A material change in the geographic location at which you must perform the services.

(iv)	Any other action or inaction that constitutes a material breach of this Agreement by the Company

In order for you to be entitled to resign for “Good Reason”, you must first notify either the Company’s President & CEO or the Company’s Chief Legal Officer in writing of the specific act or omission constituting “Good Reason” within a period not to exceed ninety (90) days of the initial existence of the condition, upon the notice of which the Company shall have thirty (30) days to remedy the condition.  If the Company does not remedy or otherwise correct the condition noticed within the thirty (30) day period, you may resign for “Good Reason” by written notice delivered to either the Company’s President & CEO or the Company’s Chief Legal Officer within the following thirty days.

(c)  "Change in Control" means (i) a corporate reorganization or other transaction (or series of related transactions) involving the Company or Idea Sphere Inc., a Michigan corporation and the parent corporation of the Company (“Parent”), which results in either (A) the shareholders of Parent immediately prior to such reorganization or other transaction owning less than 50% of the combined voting power of the capital stock of the surviving company immediately following such reorganization or other transaction or (B) Parent owning less than 50% of the combined voting power or capital stock of Company immediately following such reorganization or other transaction; or (ii) the sale of all or substantially all of the assets of the Company or the Parent; or (iii) if Continuing Directors at any time fail to constitute at least a majority of the Board of Parent.  In addition, notwithstanding anything contained in this Agreement to the contrary, if your employment is terminated prior to a Change of Control and you reasonably demonstrate that such termination was at the request of or in response to a third party who has indicated an intention or taken steps reasonably calculated to effect a Change of Control (a “Third Party”), and who subsequently effectuates a Change of Control, then for all purposes of this Agreement, the date of a Change of Control shall mean the date immediately prior to the date of such termination of your employment.

(d)  “Continuing Directors” means the individuals who were either (i) first elected or appointed as a director of Parent prior to the date of this Agreement, or (ii) subsequently appointed as a director of Parent, if appointed or nominated by at least a majority of the Continuing Directors in office at the time of the nomination or appointment, but specifically excluding any individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors of the Parent.

(e) “Severance Pay” will consist of:

(i)
Continuation of your salary for 26 weeks following the date on which your employment terminates, in the event that both (A) you are either terminated by the Company other than for Cause or resign from the Company for Good Reason, and (B) the date on which your employment terminates is not within six (6) months after the effective date of a Change of Control.

(ii)
Continuation of your salary for fifty-two (52) weeks following the date on which your employment terminates, in the event that both (A) you either are terminated by the Company other than for Cause or resign from the Company for Good Reason, and (B) the date on which your employment with the Company terminates is within six (6) months after the effective date of a Change of Control.

(iii)	In the event that salary continuation is available pursuant to either Section 7(e)(i) or 7(e)(ii), the Company will, at its sole discretion, provide one of the following benefits:
A.
Contribution by the Company toward your COBRA premiums (for you and your qualified beneficiaries) at the same percentage rate of contribution as the Company made towards your medical and dental coverage premiums during your period of employment for the same time period as that for which you are entitled to salary continuation pursuant to this Sub-section (subject at all times to (1) your continued payment of the remaining COBRA premiums not covered by the Company contribution referenced above and (2) your continued eligibility for COBRA coverage).  To the extent required by law, or if the Company reasonably deems it necessary to avoid taxation of benefits to you, the Company may treat the contributions as taxable income, in which case they will be reported as W-2 compensation and subject to appropriate payroll tax withholding.

B.
Reimbursement by the Company for a portion of your COBRA premiums (for you and your qualified beneficiaries).  The reimbursement amount will be a percentage of the COBRA premiums equal to the percentage rate of contribution as the Company made towards your medical and dental coverage premiums during your period of employment and will be paid for the same time period as that for which you are entitled to salary continuation pursuant to this Sub-section (subject at all times to (1) your continued payment of the COBRA premiums in full and (2) your continued eligibility for COBRA coverage).  To the extent required by law, or if the Company reasonably deems it necessary to avoid taxation of benefits to you, the Company may treat the reimbursements as taxable income, in which case they will be reported as W-2 compensation and subject to appropriate payroll tax withholding.

C.
An increase in your salary continuation payments that, on a monthly basis, is equal to the contribution amount that the Company made on a monthly basis towards your medical and dental coverage premiums during your period of employment, continuing for the same time period as that for which you are entitled to salary continuation pursuant to this Sub-section but in no event any longer than the period for which COBRA continuation coverage would be available.  This amount is taxable income, and will be reported as W-2 compensation and subject to appropriate payroll tax withholding.

(iv)
In the event that salary continuation is available pursuant to either Section 7(e)(i) or 7(e)(2), up to $5,000 of outplacement assistance from an outplacement assistance firm selected by you and approved by the Company (whose approval will not be unreasonably withheld); such assistance to be used within six (6) months of the date of your termination of employment with the Company.  The Company will contract directly with the approved outplacement assistance firm and will make payment for services directly to such firm.

In the event of your death while receiving Severance Pay, your designated beneficiary (or, if none, your estate) will receive the remaining Severance Pay.

(f) Conditions to Severance Pay. To be eligible for Severance Pay, you must meet the following conditions:

(i)
You must promptly sign and continue to honor a general release, in a form acceptable to the Company, of any and all claims that you might otherwise have relating to the termination of your employment, or relating to any other act, omission or statement up to the date on which you execute the general release, against the Company, the Company’s Affiliates (defined as other entities controlling, controlled by, or under common control with the Company), and the officers, directors, employees, owners, and agents of the Company and each Affiliate, provided that the release will not waive your right to the Severance Pay, your Vested Rights (as defined above), or any rights you may otherwise have to indemnification under the Company’s Articles of Incorporation or Bylaws for acts or omissions during your employment with the Company.

(ii)	You must resign (upon written request by Company) from all positions with or representing the Company or any Affiliate, including but not limited to membership on boards of directors.
(iii)
You must provide the Company for a period of 90 days after the employment termination date with consulting services regarding matters within the scope of your former duties, upon request by the Company’s President & CEO, provided that you will only be required to provide those services by telephone at your reasonable convenience and without substantial interference with your other activities or commitments.

(iv)	To maintain continuing eligibility for Severance Pay, you must comply with the Covenant Not to Compete and all other provisions of Section 9 below.

(g) Offsets to Severance Pay. Severance Pay for any week will be reduced by:

(i)	any disability benefits to which you are entitled for that week under any disability insurance policy or program (including but not limited to worker’s disability compensation);
(ii)	any severance pay payable to you by the Company under any other agreement or Company policy;
(iii)	any payment due to you under the Federal Worker Adjustment and Retraining Notification Act or any comparable state statute or local ordinance; and
(iv)	any amounts that you owe to the Company.

8. Withholding and Deductions. All pay and benefits will be subject to withholding and deductions required by law or court order.

9. Other Matters.

(a) Loyalty and Confidentiality; Certain Property and Information.

(i) Loyalty and Confidentiality. You will be loyal to the Company during your employment and will forever hold in the strictest confidence, and not use or disclose, any non‐public information about the Company or any Affiliate or their businesses, including but not limited to information regarding techniques, processes, developmental or experimental work, financial or ownership information, trade secrets, customer or prospect names or information, current or planned products, services, sales, vendors and employees, except as disclosure or use may be required in connection with your work for the Company or such Affiliate. Your commitment not to use or disclose information does not apply to information that becomes publicly known without any breach of this Agreement by you, or which was legally in your possession, without violation of any person’s duty of confidentiality to the Company or any Affiliate, prior to your employment with the Company or an Affiliate. In the event you are requested or compelled by court order, decree, subpoena or other process or requirement of law to disclose confidential information you shall to the extent permissible and practicable under the circumstances provide reasonably prompt written notice (unless such notice is prohibited by law) to the Company of any such requirement so that the Company may, at its option and expense, seek a protective order or other appropriate remedy. You agree to cooperate with the Company in any such proceeding, at the expense of the Company, provided that the foregoing shall not be construed to require you to undertake litigation or other legal proceedings on its own behalf. In the event that such protective order or other remedy is not obtained, you agree to furnish only that portion of the confidential information which you are advised by your own counsel should be disclosed and, at the Company’s expense, to use reasonable efforts to obtain assurance that confidential treatment will be accorded the information. Your commitments in this section will continue in effect after termination of the Employment.

(ii) Certain Property and Information. Upon termination of your employment, you will deliver to the Company any and all property of the Company or any Affiliate and any and all materials and information (in whatever form) relating to the business of the Company or any Affiliate, including without limitation all customer lists and information, financial information, business notes, business plans, documents, keys, credit cards and company provided computers, automobiles or other equipment. All such property will be returned promptly and in good condition except for normal wear.

Your commitment to this Section 9(a) will continue in effect after termination of your employment. The parties agree that any breach of your covenants in this Section 9(a) would cause the Company irreparable harm, and that injunctive relief would be appropriate.

(b) Ideas, Concepts, Inventions and Other Intellectual Property. All business ideas and concepts and all inventions, improvements, developments and other intellectual property made or conceived by you, either solely or in collaboration with others, during your employment, whether or not during working hours, and relating to the business or any aspect of the business of the Company or any Affiliate or to any business or product the Company or any Affiliate is actively planning to enter or develop, shall become and remain the exclusive property of the Company, and the Company’s successors and assigns. You shall disclose promptly in writing to the Company all such inventions, improvements, developments and other intellectual property, and will cooperate in confirming, protecting, and obtaining legal protection of the Company’s ownership rights. Your commitments in this Section 9(b) will continue in effect after termination of your employment as to ideas, concepts, inventions, improvements and developments, and other intellectual property made or conceived in whole or in part before the date your employment terminates. The parties agree that any breach of your covenants in this Section 9(b) would cause the Company irreparable harm, and that injunctive relief would be appropriate.

You represent and warrant that except as may be described on an Exhibit to this Agreement signed separately by you and the Chief Legal Officer, there are no ideas, concept, inventions, improvements, developments, or other intellectual property that you invented or conceived before becoming employed by the Company to which you, or any assignee of you, now claims title and are to be excluded from this Agreement.

(c) Non‐Contravention. You represent and warrant that:

(i)	No Restrictive Agreements. You are not party to or bound by any agreement that purports to prohibit or restrict you from:
o	engaging in your employment pursuant hereto; or
o	using any information and expertise that you possess (other than information constituting a trade secret of another person or firm under applicable law) for the benefit of the Company.

(ii)
No Abuse of Trade Secrets. You will not use in the course of your employment, or disclose to the Company or its personnel, any information belonging to any other person that constitutes a trade secret of another person under applicable law.

Your representations and warranties in this Section 9(c) shall continue in effect after termination of employment only as to any breach during your employment.

(d) Covenant Not to Compete. During your employment and to maintain continued eligibility for Severance Pay, if any, you agree as follows:

i. Non‐Compete. You will not (A) directly or indirectly compete with the Company, or (B) be employed by, perform services for, advise or assist, own any interest in or loan or otherwise provide funds to any other business that is engaged (or seeking your services with a view to becoming engaged) in any Competitive Business. “Competitive Business” means a business that is engaged directly or indirectly in (X) the business of developing, manufacturing, marketing (including catalogue and mail order marketing), selling and/or distributing (including wholesale distributing) vitamins, minerals, nutrition supplements (including, without limitation, amino acids and proteins), herbal products, phytonutrients, herb teas, nutritional drinks, or food bars, and (Y) any other business engaged in by the Company or any Affiliate or being actively developed by management of the Company or such Affiliate.

ii. No Interference with Covered Relationships. You will not directly or indirectly solicit, or provide assistance to anyone else seeking to solicit, any person having or contemplating a Covered Relationship (“Covered Relationship” means a customer, vendor, employment or any other contractual or independent contractor relationship) with the Company or an Affiliate to refrain from entering into or terminating the Covered Relationship, or entering into any similar relationship with anyone else instead of the Company or such Affiliate.

iii. Exception. Nothing in this Section 9(d) prohibits you from owning not more than 2% of any class of securities of publicly traded entity, provided that you do not engage in other activity prohibited by this Section 9.

Your commitments in this Section 9(d) will continue in effect after termination of employment and so long as you are receiving any Severance Pay. It is agreed that the Company shall not seek to prevent you from gaining employment with a Competitive Business, but that acceptance by you of such employment will automatically terminate your right to any continued Severance Pay to which you may otherwise be entitled under Section 7.

(e) Conflicts of Interest. During your employment, you will not acquire any financial interest in, accept gifts or favors from, or establish any relationship other than on behalf of the Company with, any customer, supplier, distributor, or other person who does or seeks to do business with the Company, unless you have disclosed the financial interest, gift, favor, or relationship to the Company’s Chief Legal Officer in writing and have received written approval for that activity or transaction; provided, however, that this restriction does not apply to casual and normal social/business relationships that do not involve exchange of money, gifts or favors other than normal business expenditures such as lunches or event attendance without significant cost.

If any member of your family engages or proposes to engage in any relationship or activity that would be covered by the preceding sentence if engaged in by you, you will immediately disclose that proposed or actual relationship or activity as provided above.

10.  Section 409A. This Agreement is intended to be exempt from Section 409A of the Internal Revenue Code as an involuntary separation pay plan as that term is understood under Treasury Regulation § 1.409A-1(b)(9) and shall be interpreted and operated consistently with those intentions.

11. Entire Agreement, Waiver of Claims. You agree that this Agreement contains all commitments and obligations of the Company to you, and all your commitments and obligations to the Company, and that any and all prior agreements, commitments, or obligations, including but not limited to any commission or commission override agreements, are hereby superseded and cancelled.

12. Amendments and Waivers. This Agreement cannot be amended, and the obligations under this Agreement cannot be waived, unless the amendment or waiver is agreed to in writing by you and Company’s President & CEO. No failure to pursue any breach or non‐performance of this Agreement shall be deemed a waiver of any prior or subsequent breach or non‐performance.

13. Arbitration. Any dispute or controversy between the parties hereto, whether during the employment term or thereafter, including without limitation, any and all matters relating to this Agreement, your employment with the Company and the cessation thereof, and all matters arising under any federal, state, or local statute, rule or regulation, or principle of contract law or common law, including but not limited to any medical leave statutes, wage payment statutes, employment discrimination statutes, employee benefit statutes, and any other equivalent federal, state, or local statute, will be settled by arbitration administered by the American Arbitration Association (“AAA”) in New York, New York. The arbitration will be conducted pursuant to AAA’s National Rules for Resolution of Employment Disputes (or their equivalent), which arbitration will be confidential, final, and binding to the fullest extent permitted by law. There shall be one (1) arbitrator, selected jointly by the parties hereto, or if the parties cannot so agree on a single arbitrator, selected in accordance with AAA’s procedures. Each party hereto will be responsible for paying its attorney’s fees and costs incurred under this Section 13, except as may otherwise be provided by the arbitrator in order to comply with applicable substantive law. Further, the parties hereto will equally share any costs levied by the AAA, including the cost of the arbitrator and use of a hearing room, provided that you will not be obliged to pay for any portion of such costs beyond the maximum amount permitted in order that this arbitration provision be legally enforceable.

14. Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to its conflict of laws principles.

To accept employment on the terms of this Agreement, please sign below.

Very truly,

/S/ Thomas A. Tolworthy
Thomas A. Tolworthy
President & CEO

By signing below I accept continued employment with Twinlab Corporation on the terms of this Agreement.

/S/ Kate Pastor-Dippold
Kate Pastor-Dippold

Date: ___________________________________